UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SUTRON CORPORATION
________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01
________________________________________________________________________________
(Title of Class of Securities)

869380105
_________________________________________________________________________________
(CUSIP Number)

July 27, 2015
_________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  869380105

1.           Names of Reporting Persons: PVAM Perlus Microcap Fund L.P.

2.           Check the Appropriate Box if a Member of a Group (See Instructions):

(a)   ☒

(b)   ☐

3.           SEC Use Only:

4.           Citizenship or Place of Organization:  Jersey, Channel Islands

5.	Sole Voting Power: Nil

6.           Shared Voting Power:  Nil

7.	Sole Dispositive Power: Nil

8.           Shared Dispositive Power:  Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Nil

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  Not Applicable

11.	Percent of Class Represented by Amount in Row (9): Nil

12.         Type of Reporting Person (See Instructions):  PN

CUSIP NO.  869380105

1.           Names of Reporting Persons:  PVAM Holdings Ltd.

2.           Check the Appropriate Box if a Member of a Group (See Instructions):

(a)    ☒

(b)    ☐

3.           SEC Use Only:

4.           Citizenship or Place of Organization:  United Kingdom

5.	Sole Voting Power: Nil

6.           Shared Voting Power:  Nil

7.	Sole Dispositive Power: Nil

8.           Shared Dispositive Power:  Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Nil

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  Not Applicable

11.	Percent of Class Represented by Amount in Row (9): Nil

12.         Type of Reporting Person (See Instructions):  CO

CUSIP NO.  869380105

1.           Names of Reporting Persons:  Pacific View Asset Management (UK) LLP

2.           Check the Appropriate Box if a Member of a Group (See Instructions):

(a)   ☒

(b)   ☐

3.           SEC Use Only:

4.           Citizenship or Place of Organization:  United Kingdom

5.	Sole Voting Power: Nil

6.           Shared Voting Power:  Nil

7.	Sole Dispositive Power: Nil

8.           Shared Dispositive Power:  Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Nil

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  Not Applicable

11.	Percent of Class Represented by Amount in Row (9): Nil

12.         Type of Reporting Person (See Instructions):  PN

Item 1.

(a)           Name of Issuer:  Sutron Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 22400 Davis Drive, Sterling, Virginia 20164

Item 2.

(a)           Name of Person Filing:

(b)	Address of Principal Business Office or, if none, Residence:

(c)	Citizenship:

This Schedule 13G is being filed on behalf of (i) PVAM Perlus Microcap Fund L.P., a limited partnership formed under the laws of Jersey in the Channel Islands; (ii) PVAM Holdings Ltd., a corporation formed under the laws of the United Kingdom; and (iii) Pacific View Asset Management (UK) LLP, a limited liability partnership formed under the laws of the United Kingdom (together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office address of PVAM Perlus Microcap Fund L.P. is 5th Floor, 37 Esplanade, St. Helier, Jersey, Channel Islands JE1 2TR.

The principal business office address of PVAM Holdings Ltd. is 600 Montgomery Street, 6th Floor, San Francisco, California 94111.

The principal business office address of Pacific View Asset Management (UK) LLP is North Hall Farm Road, North Hall Road, Quendon, Essex, United Kingdom CB113XP.

(d)           Title of Class of Securities: Common Stock, par value $0.01

(e)           CUSIP Number:  869380105

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)                      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)                      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)                      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)                      An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E):

(f)                      An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F):

(g)                      A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G):

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813):

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)                       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially owned: Nil

(b)	Percent of Class: Nil

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

PVAM Perlus Microcap Fund L.P.	0
PVAM Holdings Ltd.	0
Pacific View Asset Management (UK) LLP	0

(ii)           Shared power to vote or to direct the vote:

PVAM Perlus Microcap Fund L.P.	0
PVAM Holdings Ltd.	0
Pacific View Asset Management (UK) LLP	0

(iii)	Sole power to dispose or to direct the disposition of:

PVAM Perlus Microcap Fund L.P.	0
PVAM Holdings Ltd.	0
Pacific View Asset Management (UK) LLP	0

(iv)           Shared power to dispose or to direct the disposition of:

PVAM Perlus Microcap Fund L.P.	0
PVAM Holdings Ltd.	0
Pacific View Asset Management (UK) LLP	0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2015

PVAM PERLUS MICROCAP FUND L.P.
By:           /s/ Steven Druskin
Name: Steven Druskin
Title: Director of PVAM Limited, as General Partner

PVAM HOLDINGS LTD.

By:           /s/ Steven Druskin
Name: Steven Druskin
Title: Director

PACIFIC VIEW ASSET MANAGEMENT (UK) LLP

By:           /s/ Steven Druskin
Name: Steven Druskin
Title: Authorized Signatory